<u>Dzung Wright, CFO</u>

Ms. Wright's current primary role is with Vita Imaging, Inc.

Dates of Service: September 2022 – Present

Responsibilities: Overall management of financial reporting and financial controls.

Ms. Wright is the Chief Financial Officer of Vita Imaging, Inc. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology. Before joining Vita Imaging, Dzung was Sr. Accounting Manager at Vivus, Inc. from 2013 to 2022 where she was Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company. She has also held senior finance roles at Controlnet Inc., Foneweb Inc., and Microlambda Wireless Inc. She has a proven track record of success in leading and managing financial teams, and she has a deep understanding of financial reporting, analysis, and planning. Dzung holds a Bachelor of Business Administration and Accounting from San Jose State University.